April 3, 2008
Ms. Donna Levy
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
U.S.A.
Fax. No. (202) 772-9368
Dear Ms. Levy:
SEC Letter to Imperial Oil Limited dated March 28 — File No. 0-12014
As follow-up to my telephone conversation with you today, April 3, 2008, in which I requested an extension for Imperial Oil Limited to respond to the questions in your letter of March 28, I am confirming our agreed submission date of no later than May 15, 2008. We will endeavor to provide a response earlier if possible.
Given differences in Canadian and U.S. rules for compensation and proxy disclosures, we believe it prudent that the response to your queries appropriately considers both regulatory requirements. The extension will also enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board at our scheduled meeting in May.
Thank you.
Yours truly,
/s/ Sean Carleton